UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                         Commission File Number 0-18224




(Check one):   [X] Form 10-K and Form 10-KSB  [ ] Form 11-K
               [ ] Form 20-F                  [ ] Form  10-Q  and  Form 10-QSB
               [ ] Form N-SAR

                         For period ended June 30, 2001

      [  ] Transition Report on Form 10-K and 10-KSB
      [  ] Transition Report on Form 20-F
      [  ] Transition Report on Form 11-K
      [  ] Transition Report on Form 10-Q and Form 10-QSB
      [  ] Transition Report on Form N-SAR

      For the transition period ended

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




                                     PART I

                             REGISTRANT INFORMATION


                             Full name of registrant
                              TotalAxcess.com, Inc.

                 Former name if applicable Group V Corporation

            Address of principal executive office (Street and Number)

                                 201 Clay Street

      City, State and Zip Code:  Oakland, California 94607

                                     PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate boxes.)

      [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X]  (b)  The  subject  annual  report,   semiannual  report,  transition
                report on Forms 10-K,  10-KSB,  20-F,  11-K or Form  N-SAR,  or
                portions  thereof will be filed on or before the 15th  calendar
                day  following  the   prescribed   due  date;  or  the  subject
                quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [  ] (c)  The  accountant's  statement or other exhibit  required by Rule
                12b-25(c) has been attached if applicable.


                                   PART III

                                   NARRATIVE


           As disclosed in the Registrant's previous quarterly filings the Registrant, and its business, has undergone significant changes during its fiscal year ended June 30, 2001. As a result of these factors, among others, the Registrant has not yet completed each required component of the subject report.


                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

           Joseph Monterosso     (510)                 286-8700
               (Name)          (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter periods that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [ X ] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ X ] Yes     [  ] No

     The  Registrant   anticipates   significant  increases  in  revenues,   and
corresponding increases in costs and expenses, will be reflected in the earnings statement of the current period to be included in the subject report.



                              TotalAxcess.com, Inc.
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: September 28, 2001                  By:/s/ Joseph Monterosso

                                             Joseph Monterosso, Chairman and CEO